March 29, 2010

Chris Chase

Staff Attorney

Mara Ransom

Legal Branch Chief

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, DC 20549-7010

Dear Messrs. Chase and Owings and Ms. Ransom:

We are in receipt of your letter dated March 8, 2010 regarding our Form 10-K for the fiscal year ended September 26, 2009 and Definitive Proxy Statement on Schedule 14A filed December 22, 2009. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment.

General

1.	Your website does not appear to include all of the reports that have been filed pursuant to Section 16 of the Securities Exchange Act within the last 12 months with respect to your equity securities, nor is there a hyperlink clearly captioned that leads directly to such reports or a list of them. Please revise your website accordingly. Refer to Securities Exchange Act Section 16(a), Securities Exchange Act Rule 16a-3(k), and Securities Release 33-8230, Section II.B (May 7, 2003).

Response: We have revised the home page of our website www.ingles-markets.com to add a link to the Company’s complete SEC filings (http://www.sec.gov/cgi-bin/browse-edgar?CIK=0000050493&action=getcompany) and a separate link to just the Section 16 ownership reports (http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000050493&type=&dateb=&owner=only&count=40). These links go directly to the SEC EDGAR database.

March 29, 2010

Form 10-K for the Fiscal Year Ended September 26, 2009

Item 1. Business, page 4

2.	Please describe your practices regarding warranties and product recalls. If applicable, please identify where your practices differ with respect to your private label brands. Refer to Item 101(c)(1)(vi) of Regulation S-K.

Response: In future Forms 10-K, we will add a paragraph to the end of the Purchasing and Distribution section on page 8 of Item 1, Business:

“The Company receives product recall information from various subscription, government and vendor sources. Upon receipt of recall information, the Company immediately contacts each of its stores to have the recalled product removed from the shelves, and disposes of the product as instructed. The Company has a policy of refunding and/or replacing any goods returned by customers. The details of this policy are posted inside each of the Company’s stores.”

Item 1A. Risk Factors, page 11

3.	Please include a risk factor describing the risks to investors associated with Ingles Markets being a “controlled company” pursuant to the rules of the NASDAQ.

Response: In future Forms 10-K, we will include a “controlled company” risk factor that reads as follows:

“The Company is a Controlled Company under the NASDAQ Marketplace Rules. As a result, the Company is exempt from certain of NASDAQ’s corporate governance policies, including the requirements that the majority of Directors be independent (as defined in NASDAQ rules), and that the Company have a nominating committee for Director candidates.”

Item 5. Market for Registrant’s Common Equity and Related Stockholder Matters, page 17

4.	Please provide the information required by Item 701 of Regulation S-K with respect to your private placement of $575 million of senior notes in May 2009. We note that you filed several Form 8-Ks which refer to the transaction, but it does not appear that you identified the class of persons to whom the securities were sold, or the section of the Securities Act or rule under which the exemption from registration was claimed.

Response: We do not believe that the information required by Item 701 of Regulation S-K is applicable to the senior notes issued in May 2009. The senior notes are straight indebtedness and, therefore, are not equity securities (see Rule 405 under the Securities Act of 1933, as amended).

Item 5(a) of Form 10-K states: “[f]urnish the information required by . . . Item 701 of Regulation S-K (17 CFR 229.701) as to all equity securities of the registrant sold by the registrant during the period covered by the report that were not registered under the Securities Act. . . .” [emphasis supplied] In addition, we note that the disclosure requirements of Item 3.02 of Form 8-K are

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similarly limited to unregistered sales of equity securities. Accordingly, we do not believe the requested additional disclosure is required in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Fiscal Year Ended September 26, 2009 Compared to Fiscal Year Ended September 27, 2008, page 23

5.	We note your statement in the fourth paragraph on page 23 that interest expense increases and $10.2 million of debt extinguishment costs “contributed to” your net income decreasing to $28.8 million for fiscal year ended September 26, 2009, compared to $52.1 million for the fiscal year ended September 27, 2008. Considering the materiality of this decrease, please expand your disclosure to discuss and quantify all material factors that you believe contributed to this decrease. Refer to Securities Act Release No. 33-8350 (Dec. 19, 2003).

Response: In future Forms 10-K, we will expand this summary paragraph to indentify and quantify the key factors affecting year over year results. For example, with regard to our 2009 fiscal year, such a paragraph would read as follows:

“Net income for the fiscal year ended September 26, 2009 was $28.8 million, as compared with $52.1 million for the fiscal year ended September 27, 2008. As more fully detailed below, the most important factors contributing to this decline were cost increases of $12.2 million in interest expense, $10.2 million in debt extinguishment costs, $21.9 million in personnel costs and $10.8 million of depreciation.”

Liquidity and Capital Resources, page 29

6.	Please revise to discuss how you intend to finance your capital expenditures.

Response: In future Forms 10-K, we will add a new paragraph in the Capital Resources discussion to the effect as follows:

“In general, the Company finances its capital expenditures to the extent possible from cash on hand and cash flow from operations. Additional financing sources for capital expenditures include borrowings under $XXX million of committed lines of credit, other borrowings that could be collateralized by unencumbered real property and equipment with a net book value of approximately $XXX million, and the public debt or equity markets. The Company has used each of these to finance past capital expenditures and expects to have them available in the future.”

7.	We note the restrictive covenants attached to your long-term debt and lines of credit agreements. Where you indicate that you are in compliance with these covenants, please revise to quantify the financial ratios with a view to indicating the level at which you are in compliance.

Response: In future Forms 10-K we will revise the applicable language in the Liquidity discussion on pages 30-31 as follows:

“Long-term debt and lines of credit agreements contain various restrictive covenants requiring, among other things, certain levels of fixed charge coverage, leverage and net worth. These covenants have the effect of restricting certain types of transactions, including additional

March 29, 2010

borrowings and the payment of cash dividends in excess of current quarterly per share amounts. As of September XX, 20XX, the Company was in compliance with these covenants by a significant margin. Under the most restrictive of these covenants, the Company would be able to incur approximately $XXX million of additional borrowings (including borrowings under committed lines of credit) at September XX, 20XX.”

Item 9A. Controls and Procedures, page 35

8.	We note your disclosure states that the “Company’s system of controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met.” Please revise your disclosure to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Response: In future Forms 10-K, we will revise the last two paragraphs under Item 9A Controls and Procedures—Conclusion Regarding Disclosure Controls and Procedures to read as follows:

Conclusion Regarding Disclosure Controls and Procedures

“As required by Rule 13a-15(b) under the Exchange Act, the Company carried out an evaluation, under the supervision and with participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of September XX, 20XX, the end of the period covered by this report.

Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer conclude that the Company’s disclosure controls and procedures were effective at a reasonable assurance level as of September XX, 20XX.”

Exhibit 31.1 and 31.2

9.	Consistent with prior comment six of our comment letter dated January 17, 2008 and your response dated February 19, 2008, please ensure that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is provided. For example, the term “annual report” should be replaced with “report” in the paragraphs two and three, the word “we” should be removed from the last sentence of paragraph four, and the parenthetical phrases should be included in paragraphs 4(d) and five. Please confirm that your certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K. This comment also applies to your quarterly reports on Form 10-Q.

Response: We will make the requested changes in our future Forms 10-K and 10-Q.

March 29, 2010

Form 8-K Filed May 15, 2009

Exhibit 10.1 Credit Agreement

10.	Please file the exhibits and schedules to your Credit Agreement dated as of May 12, 2009. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response: We will include the exhibits and schedules to our Credit Agreement as exhibits with our Form 10-Q for the quarter ended March 27, 2010.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Information, page 9

Elements of Executive Compensation, page 10

11.	Please discuss the factors the Audit/Compensation Committee considers in determining whether to approve the Executive Officer’s bonuses that are subjectively determined by Mr. Ingle. Please also revise to briefly discuss what about the prior year’s profitability and the named executive officer’s performance caused Mr. Ingle to arrive at the amounts reflected in your summary compensation table.

Response: In our future proxy statements, we will provide the requested disclosure. By way of example, with respect to the definitive proxy statement for our 2010 annual meeting, we would have revised the second paragraph under Cash Incentive Bonus Awards to read as follows:

“Other Executive Officers of the Company received a bonus, the amounts of which were subjectively determined taking into consideration Company profitability and the Executive Officer’s performance for the fiscal year to which the bonus relates. This subjective determination is made by Mr. Ingle, the President and Chief Operating Officer and/or the Chairman of the Board, as appropriate, and approved by the Audit/Compensation Committee. The Audit/Compensation Committee also reviews Company profitability, the Executive Officer’s performance and the entire compensation package for each Executive Officer as part of its approval of bonuses recommended by Mr. Ingle, the President and Chief Operating Officer and/or the Chairman of the Board. The bonus paid to Mr. Gaither, President of the Company’s subsidiary, Milkco, Inc., is based on a percentage of Milkco’s earnings before taxes and payment of bonuses. Neither Mr. Ingle nor the Audit/Compensation Committee used any specific metrics or studies in arriving in their subjective determinations.”

12.	As it appears that you have determined to compensate your named executive officers exclusively with short-term compensation, please explain why you have determined not to utilize any long-term compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

March 29, 2010

Response: In our future proxy statements, we will provide the following explanation:

“While the Company in the past maintained a stock option program to provide long term compensation, that plan was discontinued and all options granted thereunder have expired. Given the potential year to year volatility in its business, the Company believes that focusing on short term compensation allows the Company to tailor compensation to the current operating results of the Company. In addition, long term compensation is considered by virtue of the fact that base salaries and cash incentive bonuses take into account each executive’s time of service with the Company and likelihood that the executive will continue to drive long-term shareholder value. The Company believes that, for its particular circumstances, other forms of compensation could act as disincentives to executives to place the performance of the Company and shareholder value ahead of personal gain.”

Security Ownership of Management and Certain Beneficial Owners, page 14

13.	Please revise the footnotes to your beneficial ownership table to clarify whether the shares held by each holder identified in the table includes shares that the holder has a right to acquire within 60 days. Refer to Exchange Act Rule 13d-3(d). In this regard, we presume that the 11,285,836 shares of Class A common stock held by Mr. Ingle presumes conversion of the 11,057,250 shares of Class B common stock, however, your disclosure should make that clear.

Response: In our future proxy statements, we will add a sentence to the end of the paragraph immediately preceding the table so the entire paragraph reads as follows:

“The following table sets forth the number of shares of Class A Common Stock and Class B Common Stock owned beneficially as of September XX, 20XX, by each director and nominee for director, each of the executive officers of the Company named in the Summary Compensation Table, all directors and executive officers as a group, and each person known by the Company to be a beneficial owner of more than five percent (5%) of either class of the outstanding Common Stock. The table also sets forth the percentage of each class of Common Stock held by such stockholders. As of September XX, 20XX, there were 12,888,608 shares of Class A Common Stock and 11,623,651 shares of Class B Common Stock outstanding. Except as otherwise indicated, each beneficial owner has sole voting and investment power with respect to the Common Stock listed. None of the beneficial owners has the right to acquire additional shares of Class A or Class B Common Stock within 60 days of September XX, 20XX.” [emphasis supplied]

In our future proxy statements, we will clarify footnote (2) to the Security Ownership table to more prominently disclose at the beginning of the footnote that Class A shares beneficially owned presume the conversion of all Class B shares beneficially owned. The entire footnote will read as follows:

(2)

The number of Class A shares owned beneficially assumes the conversion of each share of Class B stock beneficially owned plus the current number of Class A shares beneficially owned. [emphasis supplied] Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one share of Class A Common Stock. If the holder of any shares of Class B Common Stock transfers the shares to anyone other than

March 29, 2010

a “qualified transferee” as defined in the Company’s Articles of Incorporation, then each share of Class B Common Stock will automatically convert into a share of Class A Common Stock. Accordingly, for each holder of Class B Common Stock the number of shares and percentage of Class A Common Stock set forth in this table also reflect the Class A Common Stock into which such stockholder’s shares of Class B Common Stock are convertible. However, these converted shares are not used to calculate such percentages for any other stockholder in this table. The number of shares and percentage of Class A Common Stock held by all directors and executive officers as a group also reflects the conversion into Class A Common Stock of each share of Class B Common Stock held by each director and executive officer. Because the Class B Common Stock converts into Class A Common Stock on a one to one basis, the number of shares of Class B Common Stock noted in the table above also represents the number of shares of Class A Common Stock each holder would beneficially own upon conversion of the Class B Common Stock beneficially owned by them.

Transactions with Related Persons, page 16

14.	We note your disclosure on page 16 that directors and officers are required to provide advanced notification to the Executive or Audit/Compensation Committees of any potential related person transactions. Please describe your Committee’s policies and procedures for the review, approval, or ratification of any of these transactions. See Item 404(b) of Regulation S-K. In this regard, we note your April 30, 2008 response to our comment one of our March 26, 2008 letter in which you addressed the manner in which you monitor these transactions. However, your response and your disclosure do not discuss your policies and procedures for the review, approval or ratification of these transactions.

Response: In future proxy statements, we will add a new paragraph following the first paragraph in the section TRANSACTIONS WITH RELATED PERSONS, as follows:

“Upon advance notification of a possible transaction with a related person, the Executive Committee or Audit/Compensation Committee will review the transaction for propriety, evidence of arm’s-length terms, and compliance with internal ethics standards and will contact outside counsel to determine compliance with applicable law and regulation. If a transaction is approved by the Executive Committee or Audit/Compensation Committee, then the transaction is submitted to the full Board of Directors for ratification of the decision prior to execution of the transaction.”

Unless otherwise noted above, we will make the changes discussed in future Form 10-K and Definitive Proxy Statement filings.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

March 29, 2010

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

/s/ Ronald B. Freeman
Ronald B. Freeman
Chief Financial Officer